Exhibit 99.1

4

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010
HONG KONG, November 29, 2010 — Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China, today announced its financial results for the second fiscal quarter ended September 30, 2010. 1
Highlights of the Quarter Ended September 30, 2010
•	Revenue increased by RMB 29.5 million, or 44.8%, from RMB 65.8 million for the three months ended September 30, 2009 to RMB 95.3 million (US$14.2 million) for the three months ended September 30, 2010.

•	Results from operating activities decreased by RMB 17.0 million, or 27.1%, from RMB 62.7 million for the three months ended September 30, 2009 to RMB 45.7 million (US$6.8 million) for the three months ended September 30, 2010.

•	Profit for the period decreased by RMB 15.8 million, or 25.3%, from RMB 62.4 million for the three months ended September 30, 2009 to RMB 46.6 million (US$7.0 million) for the three months ended September 30, 2010.

•	Adjusted profit for the period (Non-IFRS measure, defined as profit for the period before the net impact of biological assets fair value adjustments and excluding the effects of non-cash share-based compensation and the initial public offering expenses charged to the income statement) increased by RMB 12.1 million, or 45.3%, from RMB 26.7 million for the three months ended September 30, 2009 to RMB 38.8 million (US$5.8 million) for the three months ended September 30, 2010. A reconciliation of the adjusted profit for the period to profit for the period determined in accordance with IFRS was set forth in Appendix V.

•	Adjusted EBITDA (Non-IFRS measure, defined as EBITDA (earnings before net finance income (expense), income tax expense (benefit), depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6905 to US$1.00, the effective noon buying rate as of September 30, 2010 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010
biological assets fair value adjustments and the initial public offering expenses charged to the income statement) increased by RMB 14.0 million, or 39.8%, from RMB 35.0 million for the three months ended September 30, 2009 to RMB 49.0 million (US$ 7.3 million) for the three months ended September 30, 2010. A reconciliation of the adjusted EBITDA to profit for the period determined in accordance with IFRS was set forth in Appendix VI.

•	Basic and diluted earnings per share was RMB 2.59 and 2.56 cents, respectively, for the three months ended September 30, 2010, representing a decrease of 30.4%, in each case, from the three months ended September 30, 2009.

•	Basic and diluted earnings per ADS[2] was RMB 129.5 and 128.0 cents, respectively, for the three months ended September 30, 2010, representing a decrease of 30.4%, in each case, from the three months ended September 30, 2009.

•	Cash generated from operating activities increased by RMB 2.9 million, or 7.9%, from RMB 37.5 million for the three months ended September 30, 2009 to RMB 40.4 million (US$6.0 million) for the three months ended September 30, 2010.

•	Total arable land as of September 30, 2010 remained the same at 18,850 mu (1,257 hectare) as compared to June 30, 2010, and increased by approximately 600 mu, as compared to September 30, 2009.

•	Total greenhouse area as of September 30, 2010 was 4,907 mu (327 hectare), representing an increase of 966 mu compared to June 30, 2010 and an increase of 861 mu compared to September 30, 2009. As a result, greenhouse land area as a percentage of total arable land increased from 20.9% as of June 30, 2010 to 26.0% as of September 30, 2010.

•	Production output increased 39.6% from 22,971 metric tons for the three months ended September 30, 2009 to 32,064 metric tons for the three months ended September 30, 2010. Production yield (production output per mu) increased 31.7% from 1.3 metric tons for the three months ended September 30, 2009 to 1.7 metric tons per mu for the three months ended September 30, 2010.

[2]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010
•	Revenue per mu increased 36.3% from RMB 3,701 for the three months ended September 30, 2009 to RMB 5,046 for the three months ended September 30, 2010.
Mr. Shing Yung Ma, chairman and chief executive officer of Le Gaga, commented “We are very pleased with our performance in the second fiscal quarter as we achieved record total revenue, adjusted profit, revenue per mu and adjusted profit per mu. Our strong revenue growth and operational performance in the second fiscal quarter demonstrate the strength of our greenhouse vegetable cultivation business model and strong cultivation know-how.”
Mr. Ma further commented, “Our revenue growth was a direct result of our expanding greenhouse area, improving cultivation know-how, and ability to leverage our comprehensive information database. Following our successful IPO on the NASDAQ, we have continued to strengthen our brand and recognition among our customers and provide more high quality and safe vegetables to an increasing number of consumers. Going forward, we will continue to focus on expanding our greenhouse coverage and arable land area, invest in research and development to enhance our cultivation know-how, expand our sales, marketing and distribution network, strengthen our brand awareness across all of our sales channels and invest in the development of our farm managers.”
Mr. Auke Cnossen, chief financial officer of Le Gaga, added, “As demonstrated by our solid financial performance this quarter, we are excited about the large growth opportunities ahead of us. With our solid cash on hand and strong operating cash flows, we are confident that we have enough capital to execute our expansion plans. We will continue to expand our greenhouse area in Fujian and Guangdong Provinces while expanding our sales and distribution into the Yang Tze River Delta. We are on track to add the required greenhouse area and arable land to achieve our revenue and profit growth targets.”

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010
Summary of Operating Data

As of
Selected Operating Data	September 30, 2009	June 30, 2010	September 30, 2010
Total arable land (1)	18,251 mu	18,850 mu	18,850 mu
	(1,217 hectares)	(1,257 hectares)	(1,257 hectares)
Total greenhouse area	4,046 mu	3,941 mu	4,907 mu
	(270 hectares)	(263 hectares)	(327 hectares)
Greenhouse area as a percentage of total arable land	22.2%	20.9%	26.0%

	Three Months Ended September 30,		Six Months Ended September 30,
Selected Operating Data	2009	2010	2009	2010
Total production output (metric tons)	22,971	32,064	43,624	61,331
Production yield (metric tons per mu)	1.3	1.7	2.5	3.2
Revenue per mu (RMB) (2)	3,701	5,046	6,873	9,460

(1)	Total arable land area excludes land that we used on a temporary basis.

(2)	For the purposes of calculating production yield and revenue-per-mu, average land area within each reporting period also includes land that we used on a temporary basis to generate the production output and revenue.

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010
Financial Results for the Three Months Ended September 30, 2009 and 2010
Revenue increased by RMB 29.5 million, or 44.8%, from RMB 65.8 million for the three months ended September 30, 2009 to RMB 95.3 million (US$14.2 million) for the three months ended September 30, 2010. The increase in revenue was primarily attributable to an increase in revenue per mu from RMB 3,701 per mu for the three months ended September 30, 2009 to RMB 5,046 per mu for the three months ended September 30, 2010, which was primarily driven by an increase in production yield from 1.3 metric tons per mu for the three months ended September 30, 2009 to 1.7 metric tons per mu for the three months ended September 30, 2010, which in turn was a result of increasing greenhouse coverage and improving cultivation know-how.
Cost of inventories sold increased by RMB 28.6 million, or 51.8%, from RMB 55.2 million for the three months ended September 30, 2009 to RMB 83.8 million (US$12.5 million) for the three months ended September 30, 2010.
Adjusted cost of inventories sold (Non-IFRS measure, defined as cost of inventories sold before biological assets fair value adjustments, with the reconciliation to costs of inventories sold determined in accordance with IFRS as set forth in Appendix IV) increased by RMB 13.0 million, or 61.6%, from RMB 21.0 million for the three months ended September 30, 2009 to RMB 34.0 million (US$5.1 million) for the three months ended September 30, 2010. Adjusted cost of inventories sold as a percentage of revenue increased from 32.0% for the three months ended September 30, 2009 to 35.7% for the three months ended September 30, 2010. The increase of our adjusted cost of inventories sold was primarily due to (1) an RMB 6.0 million increase in the direct labor cost related to the cultivation activities, (2) an RMB 3.6 million increase in costs of raw materials consumed, (3) an RMB 2.7 million increase in manufacturing expenses primarily due to the increase of depreciation expense arising from more greenhouses and the corresponding facilities, and (4) an RMB 701,000 increase in the purchase of certain vegetables we did not produce from third parties to fulfill the diverse demand of the customers of our supermarket sales points in Hong Kong.
Changes in fair value less costs to sell of biological assets increased by RMB 2.9 million, or 4.0%, from RMB 71.3 million for the three month ended September 30, 2009 to RMB 74.2 million (US$11.1 million) for the three months end September 30, 2010.

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010

	Three Months Ended September 30,			Six Months Ended September 30,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	In thousands
Biological assets fair value adjustment included in cost of inventories sold	(34,190)	(49,820)	(7,446)	(57,305)	(99,277)	(14,839)

Changes in fair value less costs to sell of biological assets	71,318	74,153	11,083	106,965	121,723	18,193

Net impact of biological assets fair value adjustment	37,128	24,333	3,637	49,660	22,446	3,354

The net impact of the biological assets fair value adjustment, representing the net increase or decrease in the gain in fair value less cost to sell of crops on our farming land at the current reporting period end compared to the immediately preceding reporting period end, was lower in 2010 compared to 2009. This was primarily a result of changes in our production methods, as we have shortened the plantation cycles and increased the number of plantation cycles for Solanaceous products. Therefore, the volume and the value of Solanaceous products on a given area of land at a given point in time are significantly lower compared to the longer production cycles used in previous years. As a result, the net gain arising from biological asset fair value adjustment recognized, for the three months ended September 30, 2010, was RMB 12.8 million lower as compared to the net gain recognized for the three months ended September 30, 2009.
The net impact of biological assets fair value adjustment of RMB 24.3 million for the three months ended September 30, 2010 primarily arose from the plantation of Solanaceous products during the months of August and September. These products are the primary focus of our plantation during the winter months. The higher value and longer growing cycle of Solanaceous products compared to leafy vegetables, grown primarily during the summer months, results in a higher fair value of the crops on the field for the three months ended September 30, 2010 as compared to the three months ended June 30, 2010 and thus resulted in a positive net impact.

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010
Our packing expenses increased by RMB 1.2 million, or 25.3%, from RMB 4.6 million for the three months ended September 30, 2009 to RMB 5.8 million (US$870,000) for the three months ended September 30, 2010, primarily as a result of an RMB 1.7 million increase in the packing material consumed in line with the increase of our revenue, which was partially offset by a slight decrease in rental and depreciation expenses.
Our land preparation costs decreased by RMB 313,000, or 11.0%, from RMB 2.8 million for the three months ended September 30, 2009 to RMB 2.5 million (US$379,000) for the three months ended September 30, 2010, which was primarily a result of an improvement in the utilization of the land and corresponding facilities.
Other income for the period decreased by RMB 35,000, or 79.5%, from RMB 44,000 for the three months ended September 30, 2009 to RMB 9,000 (US$1,000) for the three months ended September 30, 2010.
Our research and development expenses increased by RMB 337,000, or 20.5%, from RMB 1.6 million for the three months ended September 30, 2009 to RMB 2.0 million (US$295,000) for the three months ended September 30, 2010.
Our selling and distribution expenses increased by RMB 1.4 million, or 35.2%, from RMB 4.1 million for the three months ended September 30, 2009 to RMB 5.5 million (US$821,000) for the three months ended September 30, 2010, which was primarily due to an increase in the transportation costs of RMB 1.1 million in line with our increase in revenue.
Our administrative expenses increased by RMB 17.1 million, or 296.7%, from RMB 5.7 million for the three months ended September 30, 2009 to RMB 22.8 million (US$3.4 million) for the three months ended September 30, 2010. Administrative expenses increased primarily due to (1) IPO expenses which were accrued at RMB 11.8 million (including regulatory fees, legal, accounting and other professional advisors fees, and printing costs), (2) an increase in non-cash share-based compensation at RMB 3.2 million, (3) an RMB 841,000 million increase of audit, legal and other professional service fees, (4) an RMB 769,000 increase in salary for the management employees in line with both increasing head counts and salary adjustment for existing employees, and (5) an RMB 164,000 increase in office rent in line with our headquarter office capacity expansion.
Our other expenses increased by RMB 1.0 million, or 326.8%, from RMB 302,000 for the three months ended September 30, 2009 to RMB 1.3 million (US$192,000) for the three months ended September 30, 2010, which was primarily due to an RMB 765,000 increase in the fixed assets disposal loss arising from the replacement of certain bamboo-made greenhouses with steel-made greenhouses.

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010
We had a net finance income of RMB 862,000 (US$129,000) for the three months ended September 30, 2010, as compared to a net finance cost of RMB 363,000 for the three months ended September 30, 2009, primarily due to an exchange gain of RMB 978,000 incurred in the three months ended September 30, 2010.
We did not record any income tax expenses in the three months ended September 30, 2009 and 2010 as all of our PRC subsidiaries were exempt from enterprise income tax during these periods and our Hong Kong subsidiaries did not record any taxable income.
As a results of the foregoing factors, profit for the three months ended September 30, 2010 decreased by RMB 15.8 million, or 25.3%, from RMB 62.4 million for the three months ended September 30, 2009 to RMB 46.6 million (US$7.0 million) for the three months ended September 30, 2010.
Our adjusted profit for the period, increased by RMB 12.1 million or 45.3% from RMB 26.7 million for the three months ended September 30, 2009 to RMB 38.8 million (US$5.8 million) for the three months ended September 30, 2010.
Our adjusted EBITDA increased by RMB 14.0 million, or 39.8%, from RMB 35.0 million for the three months ended September 30, 2009 to RMB 49.0 million (US$7.3 million) for the three months ended September 30, 2010.
Basic and diluted earnings per share was RMB 2.59 and 2.56 cents, respectively, for the three months ended September 30, 2010, representing a decrease of 30.4%, in each case, from the three months ended September 30, 2009. Basic and diluted earnings per ADS was RMB 129.5 and 128.0 cents, respectively, for the three months ended September 30, 2010, representing a decrease of 30.4%, in each case, from the three months ended September 30, 2009.
Our operating cash flow increased by RMB 2.9 million, or 7.9%, from RMB 37.5 million for the three months ended September 30, 2009 to RMB 40.4 million (US$6.0 million) for the three months ended September 30, 2010.
Cash used in investing activities increased by RMB 14.1 million, or 23.3%, from RMB 60.8 million for the three months ended September 30, 2009 to RMB 74.9 million (US$11.2 million) for the three months ended September 30, 2010. The cash outflow from the investing activities of RMB74.9 million for the three months ended September 30, 2010 was in line with our payment for the construction in progress of RMB 81.4 million which mainly consisted of (1) payment for construction of greenhouses of RMB 50.6 million, (2) payment of RMB 17.1 million for agricultural infrastructure which included electricity and water supply set up, road and drainage construction, etc., (3) payment for land quality improvement of RMB 7.5 million, and (4) payment for construction of irrigation systems of RMB 5.2 million.

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010
Business Outlook for the fiscal quarter ended December 31, 2010
The Company estimates that its revenue for the third fiscal quarter will be between RMB 98 million and RMB 108 million, representing a year over year growth rate of approximately 33.5% to 47.1%.
This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
The Company will host a conference call at 8:00 a.m. ET on 29 November, 2010 (9:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:
•	+1 866 549 1292 (U.S. Toll Free)

•	+ 400 681 6949 (China Toll Free)

•	+852 3005 2050 (International)

•	Pass Code: 534242#
Please dial-in approximately 10 minutes in advance to facilitate an on-time start.
A replay will be available for two weeks after the call and may be accessed via:
•	+852 3005 2020

•	Passcode: 135415#
A live and archived webcast of the call will be available on the Company’s website at www.legaga.com.hk/html/index.php.
About Le Gaga Holdings Limited (Nasdaq:GAGA)
Le Gaga is one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China. Through its subsidiary China Linong International Limited, the Company sells and markets over 100 varieties of vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong with a trusted brand among customers. In particular, the Company supplies vegetables to supermarkets, such as Walmart in China and Wellcome, ParknShop and Vanguard in Hong Kong.

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010
The Company currently operates 16 farms with an aggregate area of 1,257 hectares in the Chinese provinces of Fujian, Guangdong and Hebei. The Company produces and sells high quality vegetables all-year-round leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database.
Safe Harbor Statement
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on greenhouse and arable land expansion may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010
Use of Non-IFRS measures
Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture,” or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold was set forth in Appendix IV.
Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustments (defined as “adjusted profit for the period” in our prospectus dated October 28, 2010) and further excludes the effects of non-cash share-based compensation and initial public offering expenses charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation and initial public offering expenses adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period was set forth in Appendix V.
Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense (benefit), depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustments (defined as “adjusted EBITDA” in our prospectus dated October 28, 2010) and further excludes the initial public offering expenses for the current quarterly period charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and

Le Gaga Second Quarter FY 2011 Earnings Release November 29, 2010
measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period was set forth in Appendix VI.
Contact Information
For further information, please contact:
PRChina
Jane Liu
Tel: (852) 2522 1838
Email: jliu@prchina.com.hk
Henry Chik
Tel: (852) 2522 1368
Email: hchik@prchina.com.hk

Appendix I Le Gaga Holdings Limited Unaudited Condensed Consolidated Income Statements For the three and six months ended September 30, 2009 and 2010

	Three Months Ended September 30,			Six Months Ended September 30,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
Revenue	65,822	95,289	14,243	119,660	178,606	26,695
Cost of inventories sold	(55,236)	(83,836)	(12,531)	(99,012)	(163,087)	(24,376)
Changes in fair value less costs to sell related to Crops harvested during the period	11,567	20,657	3,088	42,795	67,112	10,031
Growing crops on the farmland at the period end	59,751	53,496	7,995	64,170	54,611	8,162
Total changes in fair value less costs to sell of biological assets	71,318	74,153	11,083	106,965	121,723	18,193
Packing expenses	(4,641)	(5,813)	(870)	(8,533)	(10,751)	(1,607)
Land preparation costs	(2,848)	(2,535)	(379)	(5,502)	(7,619)	(1,139)
Other income	44	9	1	60	114	17
Research and development expenses	(1,642)	(1,979)	(295)	(2,562)	(3,313)	(495)
Selling and distribution expenses	(4,064)	(5,493)	(821)	(8,051)	(9,764)	(1,459)
Administrative expenses	(5,738)	(22,765)	(3,402)	(11,559)	(33,001)	(4,933)
Other expenses	(302)	(1,289)	(192)	(306)	(3,616)	(540)
Results from operating activities	62,713	45,741	6,837	91,160	69,292	10,356
Finance income	35	952	142	66	1,011	151
Finance costs	(398)	(90)	(13)	(579)	(205)	(30)
Net finance income/(costs)	(363)	862	129	(513)	806	121
Profit before taxation	62,350	46,603	6,966	90,647	70,098	10,477
Income tax expense	—	—	—	—	—	—
Profit for the period	62,350	46,603	6,966	90,647	70,098	10,477
Earnings per ordinary/preferred share (in RMB cents)
Basic	3.72	2.59	0.39	5.41	3.95	0.59
Diluted	3.68	2.56	0.38	5.35	3.89	0.58

Appendix II Le Gaga Holdings Limited Unaudited Condensed Consolidated Balance Sheets As of March 31 and September 30, 2010

	March 31, 2010	September 30, 2010
	RMB	RMB	US$
	In thousand
Assets
Property, plant and equipment	357,862	441,761	66,028
Construction in progress	17,402	47,128	7,044
Lease prepayments	2,516	2,464	368
Long-term deposits and prepayments	31,559	27,852	4,163
Biological assets	5,186	5,480	819

Total non-current assets	414,525	524,685	78,422

Biological assets	45,005	69,652	10,411
Inventories	2,938	7,874	1,177
Trade and other receivables	36,779	39,507	5,906
Cash	139,207	163,309	24,409

Total current assets	223,929	280,342	41,903

Total assets	638,454	805,027	120,325

Equity
Capital	307,689	141,022	21,078
Reserves	272,355	538,280	80,454

Total equity	580,044	679,302	101,532

Liabilities
Bank loan	34,290	80,823	12,080
Loan from municipal government	1,410	1,410	211

Total non-current liabilities	35,700	82,233	12,291

Bank loan	—	6,000	897
Trade and other payables	18,628	33,410	4,995
Current taxation	4,082	4,082	610

Total current liabilities	22,710	43,492	6,502

Total liabilities	58,410	125,725	18,793

Total equity and liabilities	638,454	805,027	120,325

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flow For the three months and six months ended September 30, 2009 and 2010

	Three Months Ended September 30,			Six Months Ended September 30,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	In thousands
Operating activities
Profit before taxation	62,350	46,603	6,966	90,647	70,098	10,477
Adjustments for:
Amortization of lease prepayments	26	26	4	52	52	8
Depreciation	7,956	11,055	1,652	15,265	21,555	3,222
Equity settled share-based transactions	1,481	4,696	702	2,747	8,757	1,309
Changes in fair value less costs to sell of biological assets	(71,318)	(74,153)	(11,083)	(106,965)	(121,723)	(18,193)
Interest income	(35)	(54)	(8)	(66)	(113)	(17)
Interest expense	—	163	24	—	171	26
Net loss on disposal of property, plant and equipment	268	1,033	154	269	2,990	447
Foreign exchange gain	(65)	(681)	(102)	(90)	(1,536)	(230)

	663	(11,312)	(1,691)	1,859	(19,749)	(2,951)
Changes in current biological assets due to plantations	(24,451)	(38,643)	(5,776)	(46,141)	(60,963)	(9,113)
Changes in inventories, net of effect of harvested crops transferred to inventories	52,426	77,380	11,566	93,392	153,555	22,951
Increase in trade and other receivables	5,582	(9,382)	(1,402)	(4,606)	(8,814)	(1,317)
Decrease in long-term deposits and prepayments	(233)	5,119	765	392	3,707	554
Increase in trade and other payables	3,473	17,272	2,582	6,344	17,486	2,614

Cash generated from operations	37,460	40,434	6,044	51,240	85,222	12,738
Income tax paid	—	—	—	—	—	—

Cash generated from operating activities	37,460	40,434	6,044	51,240	85,222	12,718

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flow (Continued) For the three months and six months ended September 30, 2009 and 2010

	Three Months Ended September 30,			Six Months Ended September 30,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	In thousands
Investing activities
Interest received	35	54	8	66	113	17
Plantations of non-current biological assets	(243)	(316)	(47)	(464)	(746)	(112)
Payment for the purchase of property, plant and equipment	(1,800)	(3,138)	(469)	(1,989)	(4,999)	(747)
Payment for construction in progress	(59,529)	(81,415)	(12,169)	(87,234)	(136,601)	(20,417)
Proceeds from disposal of property, plant and equipment	773	9,917	1,482	822	10,570	1,580

Cash used in investing activities	(60,764)	(74,898)	(11,195)	(88,799)	(131,663)	(19,679)

Financing activities
Repayment to a director	—	(40)	(6)	—	(40)	(6)
Proceeds from municipal government loan	410	—	—	410	—	—
Interest paid	—	(2,785)	(416)	—	(3,899)	(583)
Proceeds from bank loans	—	—	—	—	53,632	8,016
Proceeds from exercise of share options	—	22,245	3,325	—	22,245	3,325

Cash generated from financing activities	410	19,420	2,903	410	71,938	10,752

Net (decrease)/increase in cash	(22,894)	(15,044)	(2,248)	(37,149)	25,497	3,811

Cash at beginning of the period	93,648	179,268	26,794	107,939	139,207	20,807
Effect of foreign exchange rate changes	(49)	(915)	(137)	(85)	(1,395)	(209)

Cash at September 30	70,705	163,309	24,409	70,705	163,309	24,409

Appendix IV Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold For the three months and six months ended September 30, 2009 and 2010

	Three Months Ended September 30,			Six Months Ended September 30,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except per share data or otherwise specified)
Cost of inventories sold	(55,236)	(83,836)	(12,531)	(99,012)	(163,087)	(24,376)
Less: biological assets fair value adjustment	34,190	49,820	7,446	57,305	99,277	14,839

Adjusted cost of inventories sold	(21,046)	(34,016)	(5,084)	(41,707)	(63,810)	(9,537)

Appendix V Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted profit for the period to profit for the period For the three months and six months ended September 30, 2009 and 2010

	Three Months Ended September 30,			Six Months Ended September 30,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except per share data or otherwise specified)
Profit for the period	62,350	46,603	6,966	90,647	70,098	10,477

Add:
Non-cash share-based compensation	1,481	4,696	702	2,747	8,757	1,309
IPO expenses	—	11,823	1,767	—	11,823	1,767
Less:

Net impact of biological assets fair value adjustment	(37,128)	(24,333)	(3,637)	(49,660)	(22,446)	(3,354)

Adjusted profit for the period	26,703	38,789	5,798	43,734	68,232	10,199

Appendix VI Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted EBITDA to profit for the period For the three months and six months ended September 30, 2009 and 2010

	Three Months Ended September 30,			Six Months Ended September 30,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
		(In thousands, except per share data or otherwise specified)
Profit for the period	62,350	46,603	6,966	90,647	70,098	10,477
Add:
Amortization of lease prepayments	26	26	4	52	52	8
Depreciation	7,956	11,055	1,652	15,265	21,555	3,222
Finance costs	398	90	13	579	205	31
Income tax expense	—	—	—	—	—	—
Non-cash share-based compensation	1,481	4,696	702	2,747	8,757	1,309
Biological assets fair value adjustment included in cost of inventories sold	34,190	49,820	7,446	57,305	99,277	14,839
IPO expenses	—	11,823	1,767	—	11,823	1,767
Less:
Finance income	(35)	(952)	(142)	(66)	(1,011)	(151)

Changes in fair value less costs to sell of biological assets	(71,318)	(74,153)	(11,083)	(106,965)	(121,723)	(18,193)

Adjusted EBITDA	35,048	49,008	7,325	59,564	89,033	13,309